                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  -----------


                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                         COMMISSION FILE NUMBER: 1-1927


                                   -----------

                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                                   -----------




                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN


ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of the Celeron Corporation Employee Savings Plan for the fiscal year ended December 31, 1999, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. FIRST AMENDMENT TO THE PLAN. Effective as of the close of business on December 31, 1999, The Celeron Corporation Employee Savings Plan was merged into The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees in accordance with that certain First Amendment to Celeron Corporation Employee Savings Plan (January 1, 1997 Restatement), dated December 21, 1999.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTS. Consent of
PricewaterhouseCoopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65185 on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                       THE GOODYEAR TIRE & RUBBER COMPANY
                                       (AS THE ISSUER) AND CELERON CORPORATION,
                                       PLAN ADMINISTRATOR OF THE CELERON
                                       CORPORATION EMPLOYEE SAVINGS PLAN


Dated:  June 27, 2000                  By: /s/ Stephanie W. Bergeron
                                          -----------------------------------
                                               Stephanie W. Bergeron,
                                            Vice President and Treasurer of
                                           The Goodyear Tire & Rubber Company
                                                         and
                                           Vice President and Treasurer of
                                                 Celeron Corporation

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K




                               CELERON CORPORATION
                              EMPLOYEE SAVINGS PLAN

                                    * * * * *



                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                       PAGE
                                                                       ----

Report of Independent Accountants                                        2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits at                3
   December 31, 1999 and 1998

   Statement of Changes in Net Assets Available for Plan                 3
   Benefits for the Year Ended December 31, 1999

   Notes to Financial Statements                                        4-13



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Plan Administrator and Participants of the Celeron Corporation Employee Savings
Plan (sponsored by Celeron Corporation)



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Celeron Corporation Employee Savings Plan (the "Plan") (sponsored by Celeron Corporation) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PRICEWATERHOUSECOOPERS LLP

June 26, 2000

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                           December 31,
                                                                            ----------------------
                                                                               1999        1998
                                                                            ----------   ---------
Plan's Interest in Master Trust Representing Total Net Assets
  Available for Plan Benefits                                               $ 5,848      $ 8,600
                                                                            ==========   =========


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                      Year Ended
                                                                         December 31, 1999
                                                                         -----------------
Increase in Assets Available for Plan Benefits:
    Investment Income from Plan's Interest in Master Trust               $        585

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                        3,335
    Administrative Expenses                                                         2
                                                                         ------------
                                                                                3,337

Decrease in Assets Available for Plan Benefits During the Plan Year            (2,752)

Net Assets Available for Plan Benefits at Beginning of Plan Year                8,600
                                                                         ------------

Net Assets Available for Plan Benefits at End of Plan Year               $      5,848
                                                                         ============








        The accompanying notes are an integral part of these statements.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of the Celeron Corporation Employee Savings Plan (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. At December 31, 1999 and 1998 the Company sponsored five savings plans. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 31, 1999 and 1998, the Plan's undivided interest in the master trust was 0.3% and 0.4%, respectively.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at fair market value. Investments in the Company Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, and the International Stock Equity Fund are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     Appreciation or depreciation on Company common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective April l, 1985.

     ELIGIBILITY AND VESTING

     On July 30, 1998, the Company sold substantially all of the assets and liabilities of its oil transportation business, which includes Celeron Corporation, to Plains All American Inc., a subsidiary of Plains Resources Inc. As a result of the sale, there are no longer any active participants in the Plan; however, the account balances of each participant under the Plan on July 31, 1998 are 100% vested and non-forfeitable.

     CONTRIBUTIONS

     Through July 30, 1998, eligible employees were able to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees were able to elect to invest their contributions in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, or in any combination of these eight funds in multiples of 1%. The Company calculated

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     and deducted employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees were able to change their contribution percent at any time up to the 15th day of the month for changes to be effective on the first day of the following month. Employees were able to transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees could enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees were able to suspend their contributions at any time effective immediately.

     Effective July 31, 1998, participants are no longer permitted to make contributions to the Plan, except for tax deferred contributions resulting from salary reduction amounts with respect to compensation paid to the participant on or before July 31, 1998. Consequently, the Company shall not have any liability to make matching employer contributions under the Plan except for those contributions related to the period ending July 31, 1998.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Company Stock Fund into the Plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,000 in 1999 and 1998.

     INVESTMENTS

     The Trustee of the Plan maintains the following ten funds under the Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time. The Guaranteed Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund.

     - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

     - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The 20th Century Investor's Income Ultra Fund is the current investment related to this fund.

     - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund is the current investment related to this fund.

     - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

          capital growth. The Templeton Foreign Fund is the current investment related to this fund.

     - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Promissory Notes are the current investments related to this fund.

     - Company Stock Fund - Employer contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 1999, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $25.50 to $66.75 ($45.88 to $76.75 during 1998). The closing price per share was $28.06 at December 31, 1999 ($50.44 at December 31, 1998).
          The common stock of The Goodyear Tire & Rubber Company and the Short-Term Investments Fund are the current investments related to this fund.

     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and Company Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Company Stock Fund are reflected in the unit value of the fund which affects the value of the participants' accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -    Attain the age of 59 1/2, or
     -    Qualify for a serious financial hardship.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions were forfeited and applied to reduce future contributions by the Company. During 1999 and 1998, the Plan had no forfeiture credits.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 1999 was 8.75%, which increased throughout the year to 9.50% at December 1999. The interest rate at the beginning of 1998 was 9.50%, which decreased throughout the year to 8.75% at December 1998.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue, but reserves the right to terminate the Plan.

CELERON CORPORATION
EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.   TAX STATUS OF PLAN:

     The Plan has been amended since receipt of the last determination letter dated August 15, 1995. On August 15, 1995, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan Administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.   SUBSEQUENT EVENT:

     Effective December 31, 1999, the Celeron Corporation Employee Savings Plan was merged into The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees, and the Trust was merged into and made a part of the Trust maintained in connection with the Salaried Savings Plan. Effective January 1, 2000, the provisions of the Salaried Savings Plan and its related Trust shall govern with respect to the interests of the participants of the Plan. The assets were merged into the Salaried Plan in March 2000.

6.   FINANCIAL DATA OF THE MASTER TRUST:

     See pages 11 through 13 of these financial statements which set forth the financial data of the master trust.

CELERON CORPORATION
MASTER TRUST
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                         December 31,
                                                                          1999            1998
                                                                     -------------   -------------
State Street Income and Growth Fund,
    Cost $19,216 - 1,492,893 Units                                   $      23,036   $      25,873
State Street Moderate Asset Allocation Fund,
    Cost $45,064 - 3,585,234 Units                                          67,241          65,003
State Street Life Solutions Aggressive Fund,
    Cost $21,357 - 1,387,548 Units                                          31,019          26,314
Collective Daily Stock Index Fund,
    Cost $363,723 - 17,953,082 Units                                       660,257         595,064
20th Century Investor's Income Ultra Fund,
    Cost $96,442 - 2,878,021 Units                                         131,795          83,563
Franklin Strategic Series Small Cap Fund,
    Cost $95,554 - 3,551,352 Units                                         157,943          56,414
Templeton Foreign Fund,
    Cost $43,214 - 4,270,482 Units                                          47,941          21,876
Common Stock of The Goodyear Tire & Rubber Company,*
    Cost $235,589 - 8,707,965 Units                                        245,444         424,953
Short-Term Investments                                                      53,739          45,470
Promissory Notes                                                            85,766          85,997
Guaranteed Investment Contracts                                            743,797         687,488
                                                                     -------------   -------------
    Investments                                                          2,247,978       2,118,015

Receivables:
    Employer Contributions                                                      --              54
    Accrued Interest and Dividends                                             329             940
                                                                     -------------   -------------
                                                                               329             994
         Total Assets Available for Plan Benefits                        2,248,307       2,119,009
                                                                     -------------   -------------

Liabilities:
    Administrative Expenses Payable                                            787              57
                                                                     -------------   -------------
         Total Liabilities                                                     787              57
                                                                     -------------   -------------

                  Net Assets Available for Plan Benefits             $   2,247,520   $   2,118,952
                                                                     =============   =============

*Nonparticipant-directed


        The accompanying notes are an integral part of these statements.

CELERON CORPORATION
MASTER TRUST
DECEMBER 31, 1999
--------------------------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)
                                                                             December 31,
                                                                                  1999
                                                                         ---------------------

Increase in Assets Available for Plan Benefits:
    Employer Contributions                                                   $      40,248
    Employee Contributions                                                         133,958
                                                                             -------------
                                                                                   174,206

    Interest and Dividend Income                                                    64,866
    Net Appreciation in Fair Market Value of Assets                                 60,785
                                                                             -------------
                                                                                   125,651

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                           170,771
    Administrative Expenses                                                            518
                                                                             -------------
                                                                                   171,289

Increase in Assets Available for Plan Benefits During Plan Year                    128,568

Net Assets Available for Plan Benefits at Beginning of Plan Year                 2,118,952

Net Assets Available for Plan Benefits at End of Plan Year                   $   2,247,520
                                                                             =============




        The accompanying notes are an integral part of these statements.

CELERON CORPORATION
MASTER TRUST
DECEMBER 31, 1999
--------------------------------------------------------------------------------

7.   MASTER TRUST APPRECIATION/DEPRECIATION:

     During 1999, the master trust's investments appreciated in value by $60,785 as follows:

     Mutual Funds            $      247,756
     Common Stock                  (186,947)
     Other                              (24)
                             --------------

                             $       60,785
                             ==============


8.   MASTER TRUST NONPARTICIPANT-DIRECTED INVESTMENTS:

     Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments of the master trust is as follows:

                                                                   Year Ended December
                                                                         31, 1999
                                                                   ---------------------
     Changes in Net Assets:
          Employer Contributions                                     $       39,958
          Interest and Dividend Income                                       10,610
          Net Depreciation in Fair Market Value of Assets                  (186,947)
          Benefits Paid to Participants or Their Beneficiaries              (24,827)
          Transfers Between Funds                                           (23,309)
                                                                     --------------

                                                                     $     (184,515)
                                                                     ==============


9.   PAYMENT OF BENEFITS:

     Benefits are recorded when paid. At December 31, 1999, $96,000 of benefit payments were not yet paid to participants and are therefore not recorded as a liability in accordance with ERISA guidelines.